

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

February 2, 2018

<u>Via Overnight Delivery</u>

Mr. Christopher J. Wilson
Vice President & General Counsel
Cincinnati Bell Inc.
221 East Fourth Street
Cincinnati, Ohio 45202

Re: <u>Notice of Intent to Nominate Directors at the Cincinnati Bell Inc. 2018 Annual Meeting of</u>
     <u>Shareholders</u>

Dear Mr. Wilson:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies
Cincinnati Bell Inc. (the "Company" or "CBB") that it intends to nominate Mr. Matthew
Goldfarb and Mr. James Chadwick as nominees for election as directors to the Board of
Directors of Cincinnati Bell Inc. at the Company's 2018 Annual Meeting of Shareholders
("Annual Meeting").

In accordance with the Company's latest proxy statement (applicable section detailed below) we
provide the following information concerning Mr. Matthew Goldfarb

*"If the Company does not receive written notice by February 7, 2018 of a proposal from a shareholder who intends
to propose any other matter to be acted upon at the 2018 Annual Meeting, the persons named in the Company's
proxy for the 2018 Annual Meeting will be allowed to exercise their discretionary authority to vote upon any such
proposal." Source: CBB 2017 DEF 14A*

1. The nominee's name, age, principal occupation and employer.

   *Matthew Goldfarb, 46. Managing Member, Southport Midstream Partners (January
   2016 – Present).*

2. The nominee's business address and residential address. Telephone number.

   Business: 191 Post Road West, Westport, CT, 06880.

   Residential: (Provided to the Issuer)

1



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

3. A biographical profile of the nominee, including educational background and business and professional experience.

> *Matthew Goldfarb, age 46, is a founding partner and managing member of Southport Midstream Partners LLC, a private-equity backed investment vehicle focused on energy infrastructure projects in North America. Mr. Goldfarb has also served since December 2013 as Chief Restructuring Officer and Acting Chief Executive Officer of Cline Mining Corporation, a Canadian mining company whose primary asset is the New Elk coking coal mine in Weston, Colorado. Mr. Goldfarb previously served as Chief Executive Officer of Xinergy Ltd. (formerly TSX:XRG), a Central Appalachian coal producer, having previously served as its Vice Chairman and lead independent director since its IPO in December 2009 through November 2013. From January 2009 until January 2010, Mr. Goldfarb managed a leveraged loan trading business at Pali Capital, Inc., a boutique investment banking firm. Previously, Mr. Goldfarb was a Director and Senior Investment Analyst of GSO Capital Partners, the credit arm of The Blackstone Group L.P. (NYSE:BX), from January 2007 until December 2008 and a Director and Senior Investment Analyst at Pirate Capital LLC, an event-driven hedge fund, from January 2005 until September 2006. Prior to that, Mr. Goldfarb was with Icahn Associates Corp. ("Icahn") for approximately five years and prior to joining Icahn, was associated with the law firm of Schulte Roth & Zabel LLP in the M&A and asset-based lending practice areas. Mr. Goldfarb has served as on the boards of directors of Sevcon, Inc. (NASDAQ: SEV), a leader in electrification technologies for zero emission electric vehicles, (2016-2017), Midway Gold Corporation (OTCMKTS:MDWCQ), an emerging gold producer (2016-2017), The Pep Boys – Manny, Moe & Jack (formerly NYSE:PBY), a full-service and tire automotive aftermarket chain (2015-2016), Huntingdon Capital Corp. (formerly TSX:HNT), an owner and operator of affordable business premises in markets across Canada (2013-2014), Fisher Communications, Inc. (formerly NASDAQ:FSCI), a media company (2011-2013), CKE Restaurants, Inc. (formerly NYSE:CKR), the parent company of the Carl's Jr., Hardee's, Green Burrito, and Red Burrito restaurant chains (2006-2010), and James River Coal Company (OTCMKTS:JRCCQ), a coal producer (2006). Mr. Goldfarb graduated from the University of Wisconsin, with a Bachelor of Arts in Economics, and received a J.D. from Fordham University School of Law.*

> *GAMCO believes that Mr. Goldfarb qualifications to serve on the Board of Directors include his vast investing experience, his experience with commercial and corporate law as well as his extensive record of service on the boards of several public companies. GAMCO believes Mr. Goldfarb brings extensive executive and investment experience and GAMCO strongly supports the nomination of Mr. Goldfarb for election to the Board of Directors of the Company at its 2018 Annual Meeting of Shareholders.*

> *A copy of Mr. Goldfarb's biographical sketch is enclosed (Exhibit A).*



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

> *We are advised that no business relationship exists between Mr. Goldfarb and the Company, directly or indirectly, and that Mr. Goldfarb would qualify under NYSE rules as an independent director.*

5. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

> *At present, Mr. Goldfarb does not hold any shares of stock of the Company.*

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

7. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

> *In contemplation of a financial restructuring, Mr. Goldfarb was retained by the Cline Mining Corporation board of directors in December 2013, at the instruction of its senior lenders, to lead the financial restructuring and optimization/monetization of the mining assets of the then-TSX-listed issuer. CCAA insolvency proceedings and related Chapter 15 "recognition" proceedings relating to the "work-out" of Cline Mining Corporation were initiated in December 2014, and the company emerged therefrom in July 2015.*

> *Mr. Goldfarb resigned as the Chief Executive Officer of Xinergy, Ltd. In November 2013, Xinergy filed for bankruptcy protection under Chapter 11 in July 2015 due to challenging market conditions, given its exposure to metallurgical coal pricing.*

> *On June 22, 2015, Midway Gold Corporation and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Colorado, seeking ancillary relief in Canada pursuant to the Companies' Creditors Arrangement Act in the Supreme Court of British Columbia in Vancouver, Canada. On January 29, 2016, Mr. Goldfarb was appointed as an independent director of Midway to assist the issuer in its financial restructuring and asset-sale efforts.*

> *Mr. Goldfarb's written consent letter is enclosed (Exhibit B).*

3



G A M C O

A S S E T   M A N A G E M E N T

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

In accordance with the Company's latest proxy statement we provide the following information concerning Mr. James Chadwick

1. The nominee's name, age, principal occupation and employer.

    James Chadwick, 44. Portfolio Manager, Ancora Advisors LLC (2014 – Present).

2. The nominee's business address and residential address. Telephone number.

    Business: 6060 Parkland Blvd. #200, Cleveland, OH, 44124.

    Residential: (Provided to the Issuer)

3. A biographical profile of the nominee, including educational background and business and professional experience.

    Mr. James Chadwick began working with Ancora Advisors LLC in 2014. His primary responsibilities are Portfolio Management and Research for the firm's Alternative Investments. Prior to joining Ancora Advisors LLC, Mr. Chadwick was the Managing Director of the private equity firm Harlingwood Equity Partners, LLC from 2009 through 2013. He previously founded and managed two special situations-focused hedge funds, PCI Partners LLC and Monarch Activist Partners LP. He began his investment career in 1999 working for the pioneering engagement investment fund Relational Investors LLC. At Relational Investors LLC, Mr. Chadwick participated in the fund's investments in, among others, Aetna, Inc., Prudential, National Semiconductor, Mattel, Dial, and Sovereign Bancorp. Mr. Chadwick is currently a director of Stewart Information Services Corporation (NYSE: STC) (2015-Present). He previously served as a director at Emergent Capital, Inc. (2013-2017), Riverview Bancorp, Inc. (2015-2017) and Special Opportunities Fund (2009-2014). Mr. Chadwick received a Bachelor of Arts with Honors from the University of California, Los Angeles.

    GAMCO believes that Mr. Chadwick's qualifications to serve on the Board of Directors include his vast investing experience and his extensive record of service on the boards of several public companies. GAMCO believes Mr. Chadwick brings investment and board experience and GAMCO strongly supports the nomination of Mr. Chadwick for election to the Board of Directors of the Company at its 2018 Annual Meeting of Shareholders.

    A copy of Mr. Chadwick's biographical sketch is enclosed (Exhibit C).

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

We are advised that no business relationship exists between Mr. Chadwick and the Company, directly or indirectly, and that Mr. Chadwick would qualify under NYSE rules as an independent director.

5. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

   At present, Mr. Chadwick does not hold any shares of stock of the Company.

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

7. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

   Mr. Chadwick's written consent letter is enclosed (Exhibit D).

In addition, GAMCO provides the following information.

   1. GAMCO's full name, principal occupation and employer.

      GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.

   2. GAMCO's address and telephone number. GAMCO's name and address as it appears on the Company's books.

      GAMCO's principal offices are located at One Corporate Center, Rye, NY, 10580. (914) 921-5100.

      GAMCO Asset Management Inc. / 401 Theodore Fremd Ave., Rye, NY, 10580.

   3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Shareholder of record, proof of ownership of the type referred to in the SEC's proxy rules.

      As of February 1, 2018, GAMCO was the beneficial owner of 2,438,238 shares of the Company's common stock, representing 5.78% of the outstanding shares of the common

5



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

stock. As of February 1, 2018, GAMCO was the beneficial owner of 6,300 shares of the Company's preferred stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated January 31, 2018, is enclosed (Exhibit E).

As of February 1, 2018, GAMCO was the record owner of 100 shares of the Company's common stock, representing 0.00% of the outstanding shares of the common stock.

4. A description of all arrangements and understandings between GAMCO and each nominee being nominated by GAMCO and any other person or persons (including their names) pursuant to which the nominee is being recommended by the Shareholder; and

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and rules of the NYSE.

    There are no arrangements or understanding between GAMCO and Mr. Goldfarb and Mr. Chadwick or others pursuant to which Mr. Goldfarb and Mr. Chadwick are being nominated by GAMCO.

6. Whether GAMCO intends to deliver a proxy statement and form of proxy to holders of the Company's outstanding shares.

    GAMCO does intend to deliver a proxy statement and form of proxy.

GAMCO and the nominees agree to make available to the Board of Directors all information reasonably requested in furtherance of the evaluation of these nominations.

This letter and all attachments hereto are submitted in a good faith effort to satisfy the Company's requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO is a holder of record and beneficial owner of shares of the Company entitled to vote at the Company's Annual Meeting. GAMCO intends to be present at the Annual Meeting in person or by proxy to nominate Mr. Goldfarb and Mr. Chadwick to serve as directors of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

Sincerely,

GAMCO Asset Management Inc.

By: David Goldman
      General Counsel

DG/gm

Enclosures

CC: Connie M. Vogt – Corporate Secretary

Exhibit A

Mr. Goldfarb's Biographical Sketch (Document Provided to the Issuer)

<u>Exhibit B</u>

Mr. Goldfarb's Written Consent Letter (Document Provided to the Issuer)

Exhibit C

Mr. Chadwick's Biographical Sketch (Document Provided to the Issuer)

Exhibit D

Mr. Chadwick's Written Consent Letter (Document Provided to the Issuer)

<u>Exhibit E</u>

Amendment Number 13 to Schedule 13D, Filed on January 31, 2018 (Complete Filing Available on EDGAR)